Filed by Independence Community Bank Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Staten Island Bancorp, Inc.
Commission File No.: 333-111562

     Statements contained in this document which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

     Words such as “expect,” “feel,” “believe,” “will,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Independence and Staten Island, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Independence and Staten Island may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either Independence or Staten Island may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the document filed by Independence and Staten Island with the Securities and Exchange Commission from time to time. Neither Independence nor Staten Island undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

     This communication is being made in respect of the proposed merger of Independence and Staten Island. In connection with the proposed transaction, Independence filed a registration statement on Form S-4 with the SEC on December 24, 2003, which was subsequently amended on January 30, 2004, containing the definitive joint proxy statement/prospectus for the stockholders of Independence and Staten Island. STOCKHOLDERS OF INDEPENDENCE AND STOCKHOLDERS OF STATEN ISLAND ARE ENCOURAGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT

INFORMATION ABOUT THE PROPOSED MERGER. The definitive joint proxy statement/prospectus on filed with the SEC, as well as other relevant material (when they become available) and any other documents filed by Independence or Staten Island with the SEC, are (or will be) available free of charge at the SEC’s website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations.

     Independence, Staten Island and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Independence’s directors and executive officers is available in Independence’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 25, 2003, and information regarding Staten Island’s directors and executive officers is available in Staten Island’s proxy statement for its 2003 annual meeting of stockholders, which was filed on April 7, 2003. Additional information regarding the interests of such potential participants is included in the definitive joint proxy statement/prospectus on file with the SEC and will be included in other relevant documents filed with the SEC when they become available.

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The following is a transcript of the presentation by Alan H. Fishman, President and Chief Executive Officer, at the Keefe, Bruyette & Woods Eastern Regional Bank Symposium on March 3, 2004:

Independence Community Bank at Keefe, Bruyette and Woods Eastern Regional Bank Symposium
March 3, 2004

Corporate Participant:
Alan Fishman; Independence Community Bank Corp.; President, CEO and Director

UNIDENTIFIED PARTICIPANT: Let me go ahead and get started. Our next presenter is Independence Community Bank Corp. The company is based in Brooklyn, New York. And today the company has about 9.5 billion in assets and operates about 84 full service branches throughout New York and New Jersey. However, as I’m sure they will tell you, the company has continued to transform itself through its recently announced transaction, its purchase of Staten Island Bancorp, which really married Independence’s asset gathering strengths with Staten Island’s deposit gathering strengths. Here to tell you more about the story is Alan Fishman. He’s the President and CEO of the company. And we also have Frank Baier, the Chief Financial Officer and Treasurer of the company with us.

ALAN FISHMAN: Thank you. Good morning, everybody, and thanks for your interest. And we’ll move through the material quickly, hopefully allowing as much time as possible for some questions. Because we’re in the final stages of the solicitation - shareholder meetings are March 8, Monday, at both banks - I’ll be careful what I say about the deal. What I’ll try to do, though, as we go through the material, the bulk of the material is on Independence - old Independence, that is. I’ll try to overlay what I think the changes that we’ll - you’ll see with the coming together of the two banks. As was said, two community banks coming together. We started in God knows where - 153 years ago. They’re 150 years old.

So two very, very important institutions in their markets together will be about 17, $18 billion, about 120 branches when you build out, finish building out the ones that we’ve got in process and you bring in the 35 very large branches at - from SIB, some half a million households and maybe 25,000 businesses. I’m not sure I even know that number. But they have a very good business presence in Staten Island, on Staten Island, and a modest presence in their New Jersey franchise in terms of business.

Basically, we will operate and continue to operate in the same strategic business structures we have today - a very, very oversized commercial real estate division, which is a leader in multifamily lending. They are not an active multifamily lender, so they bring nothing to that. But they do have a very good business banking presence, as I said, on the Island. And we have an emerging and improving business banking division under the direction of a guy we just brought in from Citicorp. He was the president of European American Bank, a Brooklynite named Brendan Doogen (ph). And we’ve got a lot of momentum in that area.

And then, our consumer banking division, they will operate - we will operate Staten Island under the name Staten Island Bank & Trust, SI Bank & Trust, and migrate the brand slowly. That will be a separate division reporting into Terry Mitchell, who’s our executive in charge of that business. And the New Jersey branches will operate as Independence branches and they’ll be moved into our administrative structure within the regional setup that we have there. So I think we’re well along on the integration of these - of these two - of these two activities - or these two banks.

The numbers, you know, those of you that have followed the progress at Independence over the last several years have - are become familiar with these very unusual set of numbers. We’ve had an enormous - enormously fortunate to have good businesses and we’ve driven some very unusual growth. We’ve basically doubled the earnings from 2000 to last year, continue to have very, very substantial earnings momentum on a year to year basis and on a quarterly basis. ROA has settled in at about 155 to 160 basis points. That will be diluted a bit on the deal because they’re coming in with a lot of cash on the asset side of the balance sheet and their liability costs are a little higher than ours. As we begin to normalize their liability costs, we’ll have a little margin compression as well. So we’ll bring - we’ll bring the returns down a bit and then we’ll bring them back up as we grow into the deal in the next year or two.

Capital - we entered the transaction as the, probably, the uniquely best capitalized bank in New York. We will emerge from the deal as a well capitalized bank. It is our intention to continue to improve the capital ratios back to a very, very, very well capitalized bank. That will take us a little time, not much, we don’t think. And so, we’ll talk about the implications of that as we get into the presentation.

The growth will continue - $2.60 last year. I think the Street’s got us at - in the low 290s this year, so that we see no reason to question that. We’ve got, now that the mortgage company transaction has closed with Lehman Brothers, we can begin to predict these numbers a little more - a little more accurately. And what we see is just fine within the kinds of disclosures that we made at the time of the deal. And we’ll review some of those commitments in a few minutes.

One of the real, I think, secrets behind the reality that has helped us drive these results has been this really very, very substantial growth in our non-interest income. We’ve both enjoyed the benefit of substantially increasing non-interest income and a rebalancing or remixing of the businesses that lead to it. And you can see that we’ve added some 25 or so million dollars a year in growth. That will continue and we’ve now got very big businesses. You know, for a bank our size, quite big businesses in mortgage banking, which is a multifamily mortgage banking, for the most part, a modest amount of residential mortgage banking. Really, we outsourced the mortgage banking risks to a company called Cendant, who runs an outsourced private label program from us.

The mortgage finance business at Staten Island Bank - the residential mortgage business at Staten Island Bank & Trust will be part of the Cendant outsource program. So we are designing specific programs for Staten Island within that construct, but we are not prepared to take the mortgage banking risk cyclicality in that. So, our mortgage banking business is essentially our multifamily business, where we have the choice whether to sell or not. We sell for cash and that’s a very good business.

Clearly, in the last year or two, we’ve enjoyed the benefit of the optionality in terms of mortgage multifamily lenders choosing to refinance. That will - that will continue, I suspect, at a somewhat - still a frantic, but somewhat reduced pace. And we get the benefit of that optionality and we get the mortgage bank - the prepaid modification fees. Retail banking will only get better here. What we have found is the coming together of these two institutions will give us, I think, some significant opportunities to raise some modest price - some prices and some important products modestly and

I think we’ll see some revenue improvement along the way. And then, the bolly (ph).

And importantly, in our other we have the equity - the equity earnings in a strategic investment. We have a strategic investment in a company called Meridian Capital. Meridian Capital is the region’s leading mortgage broker in the multifamily space. We own 35% of it and it now, interestingly, the third largest mortgage banking company in the United - mortgage brokering company in the United States. That equity income comes into that line and they’ve obviously had a very good run in this environment.

The loan composition will change. I would simply suggest as you look at the pie chart on the right, that you add to it the $3.5 billion or so that we have - that we’re servicing for Fannie Mae. And that is, in a sense, our loans that we’ve chosen for an asset and liability - for asset and liability purposes to sell to Fannie Mae. These are our customers, our loans, our relationships and, as they get redone, we’ll just choose again whether to keep those loans or sell them. So we have probably two-thirds of our loans exposure in the multifamily sector. Interestingly, we have $7.5 billion of this paper right now and we don’t have one 30-day delinquent loan. So it’s a very good market for us.

Commercial real estate. Some of that’s owner occupied. Some of that’s, you know, small commercial real estate. A lot of it’s owner occupied. And part of our C&I portfolio because we do the owner occupied a building, but we also do the line of credit and that sort of thing. Eight percent in the mortgage warehouse space. That’s variable. We’ll take a look at that. That moves around. But basically, this asset pool will change in the interim because Staten Island comes across with a lot of cash and a lot of one to four family exposure, perfectly good loans. We’ll choose what - we’ll decide what to do with them as we go forward.

On the deposit side, it’s basically putting two franchises together. Their costs are a little higher. Their deposit rates are a little higher than ours, but they’re mix is exactly the same mix as our mix. And so, they come across at 135 or 140 basis points and we’re at 90. And somehow they’ll come together, closer to our number than their number as we get finished with it. But the mix is virtually the same.

So, we’ve been, you know, I think that this only gets better. This is the commitment that we’ve made to - this is what’s been driving the place. And the commitments that we’ve made to our investors. It’s not unreasonable, we think, to continue to grow our business, our loan portfolios by five or 10% a year. This is just going to make it easier to do that. They don’t bring a whole lot of great lending businesses, but they certainly bring some additional Staten Island franchise, which is terrific. So we don’t see any reason why our ability to grow the portfolio will change. It will get a little easier.

Their core deposit franchise is terrific, as you know. So, our core deposit results will be better, if changed at all, it will just be broader and better. We think that the non-interest income opportunity in the short run will give us a chance to put a little extra momentum in those lines, in the short run. And then it will move sort of with our - with our lines. The efficiency - we’ve said, for a long time now that we really don’t see how we can get to the kind of efficiency ratios that you see at a New York Community or a Norfolk (ph). this will help us, strategically. This will take five, six efficiency points out of the business, you know, like that. So we’ll take this down into the 40, 30 - high 30s, low 40s. So that’s a big plus, we think. And we’ve said this consistently. It will allow us to continue to run a full service operation given everything we’re doing.

This is a very accretive deal. Hopefully, we’ll be able to find other accretive deals over time. So, at the end of the day, we think the commitment of growing at 10 or 15% a year, which is what we’ve been talking about and outperforming, we think that that commitment gets more logical and gets easier for us to perform against. And I don’t want to dismiss it, but we think we’re in pretty good shape and we just think this makes us better and more secure in that set of commitments.

The business model is the key. I mean, really, there are two keys to the case. This is one and we’ll talk about the other one in a minute. But this model is really working. It really is. And we are, if not, the leader. We’re certainly one of the leaders in the multifamily lending space in the region. Indeed, in the country. We’ve been able to develop a mortgage warehouse lending business, which has terrific characteristics. It served us very well in the refi boom and continues to serve us very well. It’s allowed us to manage our assets and liabilities in a very unique way, which has allowed us to manage margin and keep good business. And we’ll talk about that.

Our middle market business, we think that the same opportunities, given the turmoil at Citibank, given now some encroaching turmoil again at Fleet, given the kind of other turmoil that will occur, you know, even at Chase - J. P. Morgan Chase is going through some, you know, changes in their middle market business. We should be able to compete in the middle market space. And I know you’ll hear from other like Sterling (ph) and others, they’ll say the same thing, I think. But it’s theoretical. I mean, logically, it is true. Our credit culture has been terrific. We’ll look at some numbers.

The consumer franchise is very, very attractive. Particularly, and now it gets even more attractive. And we’ve been able to make the migration, the transformation, from being kind of a thrift with nice attitudes about our customers and ours - nice relationships, but really not having the product goods on the deposit side. And we really do have the product goods now. So all in all, we think this model, as you get to know it better, should produce the kinds of numbers that we produce. So it’s not coming from the vapors. This is really a common sense set of responses, I think, to the business environment in which we operate.

So, it really does work and here’s the deal. This is the multifamily business as we see it. Now, this is a different view of the business than some other leaders. This is a different view than your New York Community’s view. It’s a different view than (inaudible) view. This is our view. And we see it in four streams. First is the origination. You’ve got to get the customer. You’ve got to get the loan. We, as I said, have a 35% equity stake and a wonderful relationship with Meridian Capital. We’ve talked about that. That’s a brokerage in the New York region and indeed, around the country. If it’s not a mortgage broker, it’s a mortgage banker. It’s conduit brokers and stuff.

Basically, the multifamily business is a broker-driven business. We have a unique position with the best broker in the country, we think. Then, when you got the deal, you’ve got to put it through its paces. We don’t deal with this actuarially. We underwrite the deals. We appraise the deals. We have 100% of our own appraising staff. We have 40 licensed appraises on our staff. God knows how many underwriters in each of the markets in which we operate. So, it’s the Independence process. We have a unique propriety front-end technology.

Every deal, whether we do the loan or we don’t do the loan, we get - we set it up, we put in our technology. You can’t lie to us about operating statistics. You can’t lie to us about rent rolls (ph). You can’t tell us you’re getting $1,300 a month in a market where 900’s the number because we know - we’ve got inspectors going to every building. They go into every building before we make the loan. They go into every building every year.

We look at the buildings. We take picture of roofs, we take picture of boilers, every building, every year, all the time. So we do it our own way. We do it the same way in our new offices in Baltimore or Washington. We do it the same way in Florida. That’s the way we do it and it’s worked out very well for us for a very long time. Keep in mind, this was a rooming house lender. For 153 years, these are the only loans Independence or its predecessor bake (ph), Southbrook (ph) and Savings had ever made. We’re a rooming house lender. We’re still a rooming house lender. There’s just more rooms.

Then, we have the deal. We’ve underwritten it. We control it. Then the question is, given the way - we don’t price these deals. We’re competing with Wall Street. We’re competing with a story in WaMu and everybody and everybody and everybody. Everybody’s - he only chose for this business. Then we take a determination from an asset and liability point of view, once we’ve figured out the right deal for the customer and the right deal for - do we want to keep the loan or do we want to sell the loan. It’s an asset and liability choice. We do not want to keep a 30-year fixed rate asset on our books. We might very well want to keep a five-year. We might very well want to keep a 10-year self-amortizing. We don’t want to keep a 10-year - you know, et cetera, et cetera, et cetera. We make those decisions at any one time.

And then, last piece of the puzzle is it’s always better to lend the customers their own money back. One of the problems with the thrift model that I determined when I showed up three years ago is that the left hand and the right hand of the balance sheet never came together. So we raised deposits from depositors and we lent money to owners of buildings. We never got the money from the borrowers into the bank. Turns out it’s a great business.

There are four sources of capital from those borrowers. First, is attentively (ph) security accounts. We get them all.

The second is the building account. You want that building account - the checking account for the building. Third source is you want the business relationship of that real estate company - all their buildings, all the spare cash in the buildings, et cetera, et cetera, et cetera. The fourth is the private banking wealth. You want to manage the liquid assets. You want deposits when the put the money - they take the money out of the business and give it to the kids, give it to the son-in-law, give it to whatever. You want that business.

And this is the model that we’ve got. It has superior economics. We make money in origination. We make money - we make money in appraising and underwriting. We have the investment choice to give. We always give the customer the right choice and we get a lot of deposits. Our biggest deposit relationships now in the bank are the owners of buildings and are great friends of our now. It helps us all around the corner.

This is the chart of our originations. You can see it moves around a lot. We were a three-quarter of a billion dollar player for a long time and now we’re a $3 billion player, soon to be bigger. We think it will be substantially bigger as we go forward. And you see the yellow and the blue blocks and you can see that’s how it moves around. The early part of last year, we were selling 80% of our production to Fannie Mae at the bottom of the rate cycle. In the fourth quarter of last year, I think we sold 20%. So we flip-flopped 80, 20 and reversed itself in - during the year. And it will continue to reverse itself and go back and forth as time goes along. Business is very strong as we speak.

Our mortgage rails business - I talked about it. It peaked at 900 odd million dollars. Or earlier, of course, I should say mid last summer. It got as low as 300 odd million dollars earlier this year. It’s up a bit in the last couple of weeks. It’s about a half a billion bucks. Prime rate with fees and balances, terrific economics. It’s allowed us to keep our asset and liability mixes very balanced and it’s allowed us not to have to book fixed rates loans at the bottom of the cycle. It’s been a very, very good business. It’s got superior economics, as well. And we continue to be the go-to bank for the medium size mortgage bank in the Northeast. A very, very nice little business that we have - 150 odd clients and a very nice business.

Commercial business we talked about. We’ve got about $2 billion here working, owner occupied, C&I loans. We’re getting better, hiring very good people. We’ve got very, very good, but it’s - this is a slow and steady business - 5%, 10%, 5%, 10%. If you see it grow a lot faster, ask all the questions. We’ve got good flow, but it just doesn’t, you know, this is a slow and steady business. Brokers, you’d want to get the brokers out of the way. You want to deal directly with the customers. But it’s, again, done right, it should have superior economics and be accretive to ROA and ROE at some points. It is, today, slightly dilutive to our ROA as we sit here.

The credit culture at Independence has been terrific. Two different ways of looking at it. Here’s our reserves to loans. We’ve got about 50, 60 years of charge-offs embedded in our balance sheet. We’ve got an $80 million allowance of loan losses and we have deminimous losses. And we have no unsecured credit. Virtually, no unsecured credits. No syndicated credits, no shared national credits. We make our own mistakes as we go forward. And we’ve been fortunate enough to make too terrible many mistakes. We’ve got a lot of protection right on the balance sheet. Staten Island will come over with a lot of protection as well.

Here you can see the charge-offs. We charged off eight basis points last year, 10 basis points the year before that. So you can see that this has not been a big problem for Independence, much like it hasn’t been a product. And as I say, no delinquent loans today in the multifamily space, as we see it here. We’ve got a lot of deposit - a lot of deposit channels. We work them hard. You’ve seen the numbers. We’ve got up to about $700 million of commercial balances. Our branch process, very heavily branch - business banking oriented in Manhattan. And have had tremendous success, much like you’ve from other banks opening in Manhattan, a tremendous success. The footprint - we’ll look at this. This is the existing footprint and you’ll see how it changes in a minute.

Capital, we’ve talked about. We were uniquely well capitalized. We’ll emerge from this deal well capitalized and we’ll continue to manage it. We’ve been able to repurchase an awful lot of stock. We’ve announced the suspension of the buyback. We’ll get the deal done. We’ll build the capital back and we’ll be back in the market as quickly as we can. And the - we’ve moved the dividend very considerably in the last couple - well, last several years, but particularly in the last several quarters. We continue to drive the dividend up a bit as the earnings have grown so substantially. We’re now paying out 88 cents, I think it is - 22 cents a quarter.

So investment highlights - all the stuff we’ve talked about. Let me get to Staten Island for a minute. As I said, the rationale makes all the sense. We’ve talked about it - $17 billion, $18 billion community bank, capitalization about $3.5 billion coming out the door, 10 billion - a $9-10 billion loan portfolio, 70% core deposit franchise. When you get all done with it, $9 billion. Terrific core deposit franchise and we’ll end up the balance sheet, as we said, in good order. Adds $2.5 billion - about $2.3 billion of deposits on Staten Island. Staten Island of 450,000 people, the fastest growing county in the Northeast, we have 40% - basically, four ways on and off the island, the Goethals Bridge, the Outerbridge Crossing and the Verazzono Bridge and the ferry. It’s the only way you can get on and off.

Very, very much a village. We have about a 36-40% market share, a terrific place to do business. Our challenge is to make that better and bring money that’s housed off the island onto the island. There’s an enormous amount of wealth represented on the island that is banked off the island. We’re going to do great, we think. And we’ll have a terrific franchise in New Jersey. We doubled the New Jersey presence. Terrific branches in New Jersey, down the Middlesex and Ocean County corridor. Fits in with our multifamily franchises somewhat, in an interesting way. We can talk about that.

The deal is very accretive - 8% without purchase accounting adjustments, 8% without revenue enhancements. So, the 40% revenue expense reductions - a disproportionate amount of that is in the RRP in the Aesop (ph). That comes off. But we have no problem committing to the 40%. We think the - all the decisions have been made, all the administrative processes are in place. We’re well on the way. We completed the sale of the majority of the mortgage - well, we completed the sale of the majority of the mortgage company at Lehman Brothers and we’re fortunate in that we were able to sell the other retail offices to a variety of buyers. Those sales have been completed. We’re in quite good shape. We really are very pleased to announce - we announced on Monday the completion of that - of those deals. We think this is a terrific opportunity for creating value.

Here’s the - here’s an unreadable map. You love these maps, but you can see that we’re right through the core of the city - out, out. Not much in Long Island. Not much in Westchester. Not much in northern New Jersey Bergen County, but a very nice presence in and around Manhattan, through Brooklyn, through Queens, through, of course, Staten Island, northern New Jersey, the old New Jersey and the Newark and Environs, Jersey City and Environs, and now the branches that come with us down in the high growth areas in New Jersey.

So, a very good franchise. Still a lot of work to do if we would choose to do it or are able to do it, to fill out the franchise, but a terrific branch presence and we’re very proud of it. You can see the market shares of the New York market share is pretty far out of date because these numbers were as of June 30. Our Manhattan, New York, New York markets are exploding.

And you know, this is another way of looking at the same stuff. We’ll be - we’ll be a very balanced institution in very short order. As we said, will change, substantially, the loan compositions. It will not change the deposit compositions as we go forward. So, we’ll, you know, we’ve been the top-line organization. Not much financial engineering going around. We did carry around this extra capital. We’ve worked through some of that with this deal. But basically, what has happened over the last several years has been very real. We can point to real people doing real things. And it’s really come together very nicely for us.

Sorry I went on so long, but we have time, maybe, for a couple of questions. Does anybody have any questions? Yes, sir.

UNIDENTIFIED PARTICIPANT: (inaudible)

ALAN FISHMAN: It’s - suffice it to say that other brokers look at us, I would say, much more skeptically than they look at some of our competitors. And that then leads to the question of what’s Meridian’s share of the business. And it’s a very, very high share of the business. We do business with over 90 brokers in any one year, but it is absolutely true that people look at us - the brokers, that is, look at us with a little bit of an eye. It’s worked out fine for us, quite frankly. Yes?

UNIDENTIFIED PARTICIPANT: (inaudible)

ALAN FISHMAN: The deposit relationships are unbelievably sticky. They’re deposit relationships. The deposit relationships are glacial. First of all, to get these guys to come in and sign 250 signature cards is forever. The office of these multifamily owners are very unusual offices. There’s a bookkeeper. It could be the wife. I mean, these are very family businesses. These deposit relationships, you know, got a guy like - the master of the deposits relationship in the this market is right in the back of the room - Dan Heeley (ph). I think he’d probably agree that these are very, very - us to get one of his relationships is a complete pain in the fanny. And it’s very, very sticky. The most sticky. And when you get them, you’ve got them, unless you screw them up.

Well, again, thanks for your interest and we’ll see you soon.